SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

RECEIVED
2007 APR -9 P 1:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07022443

April 6, 2007

Securities and Exchange Com
Office of International Corporat...
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

dlw 4/10

SAMSUNG
ELECTRONICS

Q1 2007 Earnings Release Notice

Samsung Electronics will release Q1 2007 earnings results in Korean at the International Conference Hall on the 1st Floor of the Korea Exchange at 04:00 p.m. on April 13, 2007.

※ Q1 2007 earnings conference call will be webcasted live in English at 10:00 a.m. on the same day.

The more information is available at www.samsung.com/ir

END